SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold / Smile.Media's Nirshamim to Expand its International Website to Foreign Markets dated April 26, 2007.




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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold / Smile.Media's Nirshamim to Expand its International Website to Foreign Markets

Thursday April 26, 3:35 am ET

Plans to Launch International Website in the US at NAFSA 2007

PETACH TIKVA, Israel, April 26 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS and TASE: IGLD) today announced that Nirshamim Lelimudim Ltd. ("Nirshamim"), the academic portal wholly owned by Smile.Media Ltd., Internet Gold's fully owned media subsidiary, will launch a new international website, www.nirshamim.com, at the NAFSA Association of International Educators' 2007 59th Annual Conference, which will take place May 27-June 1 in Minneapolis. The new site is designed to make it easier for U.S. academic institutions to disseminate information about their programs to potential students in foreign countries.

Similar to Nirshamim's Israeli portal, the international site will generate revenues from a lead-generation business model and advertising. To date, Nirshamim has secured advertising and lead-generation agreements with more than 90 academic institutions throughout the U.S. and expects to sign additional agreements at the NAFSA 2007 Conference.

This entrepreneurial initiative has received the endorsement of the U.S. Commercial Service of the U.S. Department of Commerce, which is working with Nirshamim in order to enlarge the number of Israeli students in U.S academic institutions.

Smile.Media owns 100% of Nirshamim following its acquisition of a 50% interest in 2005 and the remaining 50% in 2006. Nirshamim's revenues more than doubled in 2006 as compared to 2005, and management projects that its revenues will increase by an additional 50% in 2007. This is due both to their expectation of double-digit growth in the Internet advertising budgets of Israeli academic institutions during 2007 and the revenue contribution that is expected to be made by the new international site.

Commenting on the news, Eli Holtzman, Internet Gold's CEO, said, "We are very pleased with Nirshamim's progress to date, which has proven the need for - and commercial viability of - a portal that helps students decide where to enroll. Having established Nirshamim as a well-known brand in Israel, it is natural to extend it to include information on American universities and colleges, many of whom are extremely interested in reaching Israeli and other foreign students. In the future, we plan to expand Nirshamim further, launching it in additional countries in which there is a high degree of interest in studying in the U.S."

Mr. Kobi Sadeh-Feldboy, Founder and CEO of Nirshamim, added, "Despite its relatively small size, Israel accounts for the largest number of students from the Middle East that study in U.S. academic institutions. As such, Israel is an important target market for American universities looking to attract a more diverse student population."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its Smile.Communications segment is one of the country's major Internet and International Telephony service providers, which also offers domestic voice over broadband, and one of its largest providers of enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange as part of the Tel Aviv-100 index.

For additional information about Internet Gold, please visit its investors' site at: www.igld.com.

For additional information about Nirshamim, please visit its site at: www.nirshamim.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay
    Internet Gold
    +972-72-200-3848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                   (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  April 26, 2007